SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 22, 2004

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mjohns@portfoliopr.com

OTI REPORTS PROFITABLE FOURTH QUARTER
STRONG YEAR-END FINANCIAL RESULTS FOR FY 2003

Fourth Quarter Record Revenues Climb 46% to $5.8M,
Gross Profit $3.3M, $102K Net Profit;
FY 2003 Revenues of $19.6M, $10.1 Gross Profit, Net Loss Drops 43% to $3.6M

Cupertino, CA– March 22, 2004 –On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2003.

Revenues for the fourth quarter of 2003 rose 46% to a record $5.8 million, from $3.9 million for the fourth quarter of 2002. Gross profit for the fourth quarter was $3.3 million up 78% from $1.9 million in the fourth quarter of 2002. Gross margin was 57% as compares to 47% in the fourth quarter last year. Operating profit for the fourth quarter reached $315,000 compared to a loss of $(1.2) million in the fourth quarter of last year. Net profit for the fourth quarter was $102,000, compared to a net loss of $(2.0) million in the fourth quarter of 2002. Cash and cash equivalents at year ended December 31, 2003 increased by 352% or $7.6 million to a level of $9.7 million at December 31, 2003 compared to $2.1 million at December 31, 2002.

Revenues for FY 2003 increased by 9% (or by $1.6 million) to $19.6 million from $18.0 million in FY 2002. Gross profit for FY 2003 was up 20% (or by $1.6 million) to $10.1 million from $8.5 million in the same period last year. Operating loss for fiscal year 2003 decreased by 43% (or by $1.8 million) to $(2.3) million from $(4.1) million in FY 2002. Net loss for the period dropped by 43% or $2.6 million from the same period last year, from $(6.2) million to $(3.6) million in FY 2003, and net loss per share for the period was down to $(1.52) from $(3.76) in fiscal year 2002. Net cash provided by operating activities in fiscal year 2003 was positive and summed to $267,000.

The increases in revenues and gross profit, together with the sharp decrease in operating loss, reflect OTI’s ongoing business developments, including its previously announced decision to focus on higher margin projects and recurring revenue models that generate service fees from ongoing customer services, technical support and transaction fees.

During the fourth quarter of 2003, several key business developments took place that advanced OTI towards its goal of becoming a leading provider of contactless microprocessor-based smart card solutions:

•	OTI’s EasyFuel Petroleum Payment Solution entered the European Market with its first gas station network being installed in Spain.

•	OTI and Scheidt & Bachmann formed an alliance to provide mass transit ticketing solutions, with first implementation in the Houston Area Transit Authority with contactless ticketing solutions.

•	OTI installed its EasyFuel Wireless Petroleum Payment Solution in a chain of gas stations in Mexico.

•	OTI was named to Deloitte & Touche – Brightman Almagor Technology Fast 50 List of Fastest Growing Israeli Tech Companies.

•	Atmel and OTI’s contactless solution was selected for use in MasterCard PayPass contactless payment rollout in the US.

More recently, OTI announced record volume growth of its Petroleum Payment Solution implemented by BP, the successful pilot study and beginning of implementation of its MediSmart Solution to CareCross HealthCare Network in South Africa, and the installation in Turkey of the 200th gas station with its Petroleum Payment System.

Commenting on fourth quarter and fiscal year 2003 operating results, Oded Bashan, President and CEO of OTI stated, “2003 was a year in which we began seeing the success of projects in development for several years. It has been a year of building alliances, developing and fine-tuning our product offerings, and launching long-term projects. We have been busy installing infrastructure, finalizing client needs and completing pilot studies. During the year, we continued our focus on improving cash flow, operating margins, and balance sheet items. Most important, the fourth quarter was our first profitable quarter, with a strong increase in profit margins. In 2004 we will continue our focus on the three main vertical market applications of petroleum payment (EasyFuel), Credentialing, ID and personnel authentication (SmartID), and cash replacement for small ticket items (micropayments), to maintain the strong progress that we made in these key areas in 2003.”

The Company will host a webcast/conference call to discuss these results on Monday, March 22nd, at 10:00AM, EST; 16:00 Germany time; 17:00 Israel time. To participate, please go to http://www.otiglobal.com/exhib_fr_left.htm or call: 1-800-865-4425 (U.S. toll free) 1-800-931-5196 (Israel toll free) 0-800-182-1463 (Germany toll free) 1-973- 409-9262 (standard international) ID Code: 4606516 The conference call will also be available for replay starting 12PM EDT on the day of the call for 48 hours by calling U.S: 877-519-4471 All Other International; 973-341-3080.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

	December 31
	2003	2002

Assets
Current assets
Cash and cash equivalents	$9,712	$2,145
Short-term investments	999	1,664
Trade receivables (net of allowance for doubtful
accounts of $244 and $ 282 as of December 31, 2002
and 2003, respectively)	3,223	1,982
Other receivables and prepaid expenses	881	838
Inventories	4,069	4,192

Total current assets	18,884	10,821

Severance Pay Deposits Fund	906	743

Property, Plant and Equipment, Net	5,770	6,559

Other Intangible Assets, Net	325	513

Goodwill	5,383	5,383

Total assets	$31,268	$24,019

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,751	$2,520
Trade payables	3,339	2,176
Other current liabilities	2,624	2,175

Total current liabilities	7,714	6,871

Long-Term Liabilities
Long-term loans, net of current maturities	3,121	4,006
Convertible notes	-	169
Deferred revenues	-	716
Accrued severance pay	1,130	1,216

Total long-term liabilities	4,251	6,107

Commitments and Contingencies

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
5,000,000 and 10,000,000 shares as of December 31, 2002
and 2003, respectively; issued and outstanding - 1,817,156
and 4,778,715 shares as of December 31, 2002 and 2003, respectively	119	52
Additional paid-in capital	59,965	48,147
Deferred stock compensation	(1,257)	(1,115)
Accumulated other comprehensive income	287	201
Accumulated deficit	(39,811)	(36,244)

Total shareholder's equity	19,303	11,041

Total liabilities and shareholders' equity	$31,268	$24,019

ON TRACK INNOVATIONS Ltd.
and its consolidated subsidiaries
CONSOLIDATED FINANCIAL STATEMENTS OF OPERATIONS

US dollars in thousands except per share data

	For the three months ended December 31		For the year ended December 31
	2003	2002	2003	2002

Revenues
Products	$4,828	$2,981	$17,245	$15,492
Non-recurring engineering	16	457	284	952
Licensing and transaction fees	196	242	808	651
Customer service and technical support	738	268	1,258	868

Total revenues	5,778	3,948	19,595	17,963

Cost of Revenues
Products	2,057	1,803	8,678	8,740
Non-recurring engineering	5	134	109	216
Customer service and technical support	397	149	691	546

Total cost of revenues	2,459	2,086	9,478	9,502

Gross profit	3,319	1,862	10,117	8,461

Operating Expenses
Research and development	719	1,011	3,159	4,459
Less - participation by the Office of
the Chief Scientist	335	330	853	1,103

Research and development, net	384	681	2,306	3,356
Selling and marketing	1,127	852	4,092	3,869
General and administrative	1,446	1,472	5,853	5,183
Amortization of goodwill and intangible
assets	47	47	188	161
Other expenses	-	-	-	-

Total operating expenses	3,004	3,052	12,439	12,569

Operating gain (loss)	315	(1,190)	(2,322)	(4,108)
Financial income (expenses), net	(212)	(36)	(897)	41
Other expenses, net	96	(620)	(244)	(1,955)

Gain (Loss) before income taxes	199	(1,846)	(3,463)	(6,022)
Tax benefit (taxes on income)	(97)	(196)	(104)	(207)

	102	(2,042)	(3,567)	(6,229)
Minority interest in losses (earnings)
Of subsidiaries	-	-	-	(19)

Net gain (loss)	$102	$(2,042)	$(3,567)	$(6,248)